SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)

                           SISTERSVILLE BANCORP, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 Par Value Per Share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    829793108
              -----------------------------------------------------
                                 (CUSIP Number)

             Stanley M. Kiser, President and Chief Executive Officer
                                726 Wells Street
                        Sistersville, West Virginia 26175
                                 (304) 652-3671
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2001
              -----------------------------------------------------
             (Date of event which requires filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                               (Page 1 of 6 pages)

--------------------------------------------------------------------------------

CUSIP No.       829793108             13D            Page 2 of 6 Pages
--------------------------------                     ---------------------------

           1        NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Stanley M. Kiser
--------------------------------------------------------------------------------
           2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                         (b) [ ]
                    N/A
--------------------------------------------------------------------------------
           3        SEC USE ONLY

--------------------------------------------------------------------------------
           4        SOURCE OF FUNDS

                    PF
--------------------------------------------------------------------------------
           5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)                            [ ]

                    N/A
--------------------------------------------------------------------------------
           6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
      NUMBER OF                          13,614 Shares
        SHARES      ------------------------------------------------------------
     BENEFICIALLY         8         SHARED VOTING POWER
       OWNED BY                           5,335 Shares
         EACH       ------------------------------------------------------------
      REPORTING           9         SOLE DISPOSITIVE POWER
     PERSON WITH                         32,177 Shares
                    ------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                              0 Shares
--------------------------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         32,177 Shares
--------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

                    N/A
--------------------------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.99% (based on 460,623 outstanding shares, including shares issuable upon exercise of options held by Mr. Kiser)
--------------------------------------------------------------------------------
          14        TYPE OF REPORTING PERSON

                                   IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

     The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Sistersville Bancorp, Inc. (the "Issuer"), the executive office of which is located at 726 Wells Street, Sistersville, West Virginia 26175.

Item 2.  Identity and Background
--------------------------------

(a)  Name: Stanley M. Kiser

(b) Residence or Business Address: 726 Wells Street, Sistersville, West Virginia 26175.

(c) Present Principal Occupation or Employment: President and Chief Executive Officer of Sistersville Bancorp, Inc., 726 Wells Street, Sistersville, West Virginia 26175.

(d)  None.

(e)  None.

(f)  Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The purchase of the Common  Stock was made with the  personal  funds of Mr.
Kiser and through a restricted stock award as an officer of the Issuer. Mr. Kiser has exercisable options to purchase 13,228 shares. Such options were granted pursuant to compensation plans of the Issuer.

Item 4.  Purpose of Transaction
-------------------------------

     All of the shares reported on this Schedule 13D as beneficially owned by Mr. Kiser were acquired for investment. Mr. Kiser may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer.

     Other than as discussed above and in the performance of his duties as a director and as an executive officer of the Issuer, Mr. Kiser has no current plans or proposals which relate to or would result in any of the items listed under paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) The reporting person beneficially owns 32,177 shares of the Common Stock as of the date of this statement, representing 7% of the issued and outstanding shares, including shares issuable upon exercise of options held by Mr. Kiser.

     (b) Mr. Kiser exercises sole voting power over 13,614 shares, which includes 2,500 shares purchased by Mr. Kiser in the Issuer's initial public offering, 6,614 vested shares that were awarded to him under the Issuer's restricted stock plan (the "RSP") and 4,500 shares held in an IRA. Mr. Kiser exercises sole dispositive power over 32,177 shares, which includes the shares listed above, plus 5,335 shares that have been allocated to Mr. Kiser through the Issuer's employee stock ownership plan, and 13,228 shares that may be acquired pursuant to the exercise of stock options.

     (c) No transactions in the class of securities being reported have been effected during the past sixty days. On July 16, 1998, Mr. Kiser was awarded 6,614 shares under the RSP and 16,535 options under the Issuer's Stock Option Plan. These awards vest at the rate of 20% on the date of the grant and 20% per year thereafter. All RSP participants voted to defer vesting of the RSP shares following the vesting of the third 20% until a future date to be determined by the RSP Committee. Thus, no vesting of RSP shares occurred during 2001. The RSP Committee announced commencement of vesting in July 2001, with the fourth 20% to be vested on July 16, 2002.

     (d) No other person has any interest in the securities reported pursuant to his Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding, or Relationships With Respect to Securities of the Issuer
--------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Not applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 16, 2001                                  /s/Stanley M. Kiser
                                                     ---------------------------
                                                     Stanley M. Kiser